333 South Wabash Avenue
Chicago, IL 60604
Rosemary Quinn
Senior Vice President and
General Counsel
Telephone: 410.720.3286
Facsimile: 410.720.3260
E-mail: rosemary.quinn@cnasurety.com
Internet: www.cnasurety.com
April 27, 2009
VIA EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010
Attn:	Ibolya Ignat Staff Accountant
Re:	CNA Surety Corporation (“CNA Surety”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277
Comment Letter, dated April 23, 2009 (“Comment Letter”)
Dear Ms. Ignat:
CNA Surety acknowledges receipt of the above referenced Comment Letter. As confirmed during your telephone conversation with my colleague, John Corcoran, CNA Surety is preparing a substantive responsive to the Comment Letter and intends to file such response by May 15, 2009.
If you have any questions or need additional information in the interim, please do not hesitate to contact me at the numbers reflected above.
Very truly yours,

/s/ Rosemary Quinn
Rosemary Quinn